UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2023

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

INCORPORATION BY REFERENCE

The information in this Report on Form 6-K (“Report”), other than Exhibit 99.3 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Exhibit 99.3 to this Report shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-255182 and 333-265000) and the registration statement on Form F-3ASR (File No. 333-264105) of Immunocore Holdings plc (the “Company”) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Preliminary Full Year and Fourth Quarter 2022 KIMMTRAK and tebentafusp Net Sales; Preliminary Year-End 2022 Cash and Cash Equivalents

On Monday, January 9, 2023, the Company announced preliminary estimates of (1) total net product and pre-product revenue arising from the sales of KIMMTRAK and tebentafusp (“net sales”) for the fourth quarter and twelve months ended December 31, 2022 and (2) the amount of cash and cash equivalents at December 31, 2022. While the Company has not finalized its financial results for the twelve months ended December 31, 2022, the Company preliminarily estimates that its total net sales were approximately $50 million for the fourth quarter ended December 31, 2022, an increase of approximately 25% compared to the third quarter ended September 30, 2022, and approximately $140 million for the fiscal year ended December 31, 2022. The Company preliminarily estimates that its cash and cash equivalents as of December 31, 2022 were approximately $400 million. The foregoing dollar amounts were converted using the December 31, 2022 convenience rate of 1 British pound sterling to 1.21 U.S. dollars.

The information in this subheading is preliminary, has not been audited and is subject to change pending completion of the Company’s audited financial statements for the year ended December 31, 2022. It is possible that the Company or its independent registered public accounting firm may identify items that require the Company to make adjustments to the amounts included in this subheading, and such changes could be material. Additional information and disclosures would also be required for a more complete understanding of the Company’s financial position and results of operations as of December 31, 2022.

Press Release Announcing Strategic Priorities for 2023; Updated Corporate Presentation and Pipeline Chart

On Monday, January 9, 2023, the Company announced its updated strategic priorities and pipeline expansion for 2023. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Also on January 9, 2023, the Company posted an updated corporate presentation reflecting these updates and the updated disclosure regarding the Company’s preliminary unaudited net sales for the fourth quarter and fiscal year ended December 31, 2022 and preliminary unaudited cash and cash equivalents as of December 31, 2022.  The updated corporate presentation is available in the ‘Investors/Media’ section of the Company’s website at www.immunocore.com. The Company intends to use this presentation in meetings with analysts, investors and others from time to time, including its meetings at the 41st Annual J.P. Morgan Healthcare Conference. A copy of the presentation is being furnished hereto as Exhibit 99.2 and is incorporated herein by reference.

The Company published an updated pipeline chart of KIMMRAK and its therapeutic candidates in development, which is filed as Exhibit 99.3 to this Report and incorporated by reference herein.

Presentation at 41st Annual J.P. Morgan Healthcare Conference

Bahija Jallal, the Company’s Chief Executive Officer, will present at the upcoming 41st Annual J.P. Morgan Healthcare Conference on Wednesday, January 11, 2023 at 12:00 p.m. ET. The presentation will be webcast live and will be available in the “Investors/Media” section of the Company’s website, located at www.immunocore.com.

The Company’s website and any information contained on the Company’s website are not incorporated into this Report.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding the Company’s strategic priorities, pipeline and expansion thereof, and preliminary unaudited net sales and cash and cash equivalents. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the U.S. SEC, including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated January 9, 2023.

99.2	Corporate Presentation.

99.3	Pipeline Chart.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date: January 9, 2023	By:	/s/ Bahija Jallal, Ph.D.